Exhibit (d)(5)(ii)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 1 TO THE INVESTMENT SUBADVISORY AGREEMENT

(BlackRock Global Tactical Strategies Portfolio)

This Amendment No. 1 to the Investment Subadvisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and BlackRock Financial Management, Inc. (the “Subadviser”) with respect to BlackRock Global Tactical Strategies Portfolio, a series of Brighthouse Funds Trust I, is effective as of the 1st of November, 2017.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets:

BlackRock Global Tactical Strategies Portfolio	0.350% of the first $1 billion of such assets plus 0.330% of such assets over $1 billion up to $2.5 billion plus 0.300% of such assets over $2.5 billion up to $4.5 billion plus 0.290% of such assets over $4.5 billion up to $6.5 billion plus 0.220% of such assets over $6.5 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 6th day of December, 2017.

/s/ Kristi Slavin
Kristi Slavin
President, Brighthouse Investment Advisers, LLC

/s/ Michael Ferraro 12/20/2017
BLACKROCK FINANCIAL MANAGEMENT, INC.
By: Authorized Officer